RADICA(R) ANNOUNCES LICENSE AGREEMENT WITH TAITO(R)
              CORPORATION FOR ARCADE LEGENDS(TM) SPACE INVADERS(R)


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
FEBRUARY 17, 2004                                    PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201

(HONG KONG) Radica Games Limited (NASDAQ: RADA) has announced a licensing agreement with Taito to manufacture and distribute Arcade Legends Space
Invaders, a compilation of Taito games featuring the original Space Invaders. Taito's Space Invaders is considered one of the top five video games of all times. Arcade Legends Space Invaders replicates in detail 5 classic, popular Taito games, game codes and graphics.

"Twenty five years ago, Taito pioneered a new form of entertainment with the introduction of its Space Invaders arcade game," said Pat Feely, chief executive officer, Radica. "We're honored by the opportunity to apply our innovative technologies to one of the most recognized video games of all time as well as other great Taito hit games."

"Radica is a leader in innovative electronic entertainment products," stated Mr. Hironori Ishii, General Manager for Overseas Release, Taito. "Our partnership with Radica enables us to build awareness for the Space Invaders brand among a new generation of videogame players."

Designed for both left- and right-handed players, the unique Arcade Legends Space Invaders two-handed joystick houses the original Space Invaders, plus other popular Taito games, including Phoenix, Lunar Rescue, Qix and Colony 7. All of the software and content is stored in the joystick. Players simply plug the unit into their TV or VCR to start the game-play. Under the terms of the agreement, Radica will manufacture and develop Arcade Legends Space Invaders for worldwide distribution. Radica will introduce Arcade Legends Space Invaders at the 101st American International Toy Fair, February 12-18, 2004. The product is expected to hit retail shelves in the fall of 2004 and will retail for approximately $24.99. Space Invaders is part of a broad line of Arcade Legends games from Radica.

The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

ABOUT TAITO
Since its inception in 1953, TAITO has been at the forefront of game innovation, computer and otherwise, for over 50 years. Landmarks include the development of Puzzle Bobble, and of course, the game that kickstarted the video game boom, "Space Invaders," which welcomed its 25th anniversary last year. Never one to shy away from anything new and challenging, TAITO hopes to continue producing games that will invigorate the mind and senses and live up to the company motto "Catch the Heart."


ABOUT RADICA GAMES LTD.
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

                                      # # #

               RADICA(R) ANNOUNCES LICENSE AGREEMENT WITH SEGA(R)
                        FOR SEGA GENESIS MULTI-GAME UNIT


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
FEBRUARY 17, 2004                                    PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201

(HONG KONG) Radica Games Limited (NASDAQ: RADA) has announced a licensing agreement with Sega Toys (a subsidiary of Sega(R) Corporation) to manufacture and distribute Arcade Legends(TM) Sega(R) Genesis(TM). The multi-game unit will plug directly into a TV set and allow players to play seven popular Sega Genesis games including Sonic(TM) the Hedgehog.

The product is expected to hit retail shelves in the fall of 2004 and will retail for approximately $29.99. The game is designed to replicate the high quality of the original Sega Genesis and will also use the same control pad.

Radica's President and CEO, Pat Feely said, "The Sega Genesis was the dominant platform during the third generation of video games and Sonic was the number one game of that generation. We are thrilled to be able to partner with Sega Toys in offering such a high quality gaming experience in such an accessible format."

Mr. Hideki Okamura, Senior Executive Officer, Consumer Division at Sega(R) Corporation said, "As a leader in electronic entertainment, Radica's innovative products are a great match for our target audience. Radica is an important partner for our legendary arcade and video games."

The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

ABOUT SEGA(R) CORPORATION

Sega(R) Corporation is a worldwide leader in interactive entertainment both inside and outside the home, encompassing consumer business, amusement machine sales and amusement center operations. The company develops, publishes and distributes interactive entertainment software products for a variety of hardware platforms including PC, wireless devices, and those manufactured by Nintendo, Microsoft and Sony Computer Entertainment, Inc. Sega(R) Corporation's website is located at http://sega.jp.

ABOUT RADICA GAMES LTD.
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

                                      # # #

                              RADICA GAMES LIMITED
                         REPORTS 2003 FOURTH QUARTER AND
                                FULL YEAR PROFITS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
FEBRUARY 17, 2004                                    PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its results for the financial year ended December 31, 2003 and Q4 2003. The Company reported net income for the year of $12.5 million or $0.66 per diluted share compared to $11.9 million or $0.65 per diluted share for the same period in 2002. Net income for the quarter was $7.3 million or $0.38 per diluted share compared to $3.2 million or $0.17 per diluted share in Q4 2002.

Earnings for the quarter and the year were affected by several factors including: (1) generally soft retail ordering patterns in Radica's key markets and particularly in the UK market; (2) a write down of $1.25 million of inventories of commodity video game accessory (VGA) items offered in the UK market; (3) $3.2 million of net income tax credits representing the reversal of a deferred tax asset valuation allowance in the US, the utilization of deferred tax assets during the year in the US market, and the recognition of China tax rebates.

Pat Feely, Radica's President and CEO said, "In the fourth quarter we saw a continuation of the demand patterns that plagued the industry and Radica all year. Retailers continued to emphasize inventory reduction in the face of soft consumer demand. Hardest hit was our UK operation where demand was particularly soft. While our US operation's sales were also below our expectations, this division managed to grow gross sales by 7.0% versus Q4 of 2002. As a result of this and the strong positive customer response we have received for our 2004 product line, we continue to feel optimistic about the potential for sales growth in the coming year. We also believe that our new management team in the UK led by former Mattel UK Managing Director, Denis Horton, is beginning to make real progress in the UK."

"Additionally, accounting charges had a major impact on fourth quarter results. After experiencing difficulty during the past holiday season in selling off excess stocks of commodity VGA items in the UK at reduced prices, we recently decided to further reduce prices to closeout these inventories resulting in a $1.25 million charge. We will continue to pursue the VGA market aggressively in the UK but are changing our strategy in that market to focus primarily on innovative and unique products and to avoid commodity items. This is the same strategy that has been successful for over a year now in the North American and Asian markets," said Feely.

"Offsetting the charges and lower sales results was the benefit from the release of provisions against deferred tax assets in the US market that had previously been in place in compliance with US GAAP. Following an assessment in the fourth quarter of our track record of profitability in the US market we have now recognized this tax benefit in this quarter to comply with FASB No. 109. Also, we recently received a larger rebate than expected from the Chinese tax authorities due to our successful application for a beneficial tax rate for export companies. As a result, assuming we achieve our projected pre-tax profitability we expect our tax rate for 2004 to be in the range of 18-22%," said Feely.

"It should also be noted that the 2002 comparative numbers were skewed due to the one-off manufacturing services production of "eKara" and large foreign currency gains which we have referred to in our previous releases," said Feely.

"Today we announced new licenses with Sega and Taito that are part of a new series of Play TV style products called Arcade Legends. This exciting new line includes products such as Sega Genesis (featuring Sonic the Hedgehog), Taito (featuring Space Invaders) and Tetris that plug directly into your TV set and allow you to have your own home arcade. Radica is also entering the electronic doll business this year with our Twinkleberries School line of fun learning electronic dolls. We are also introducing our first remote control racing car line, Nitro Battlerz, licensed from Konami, that introduces a whole new way to play with RC vehicles. These broadening initiatives plus many new products in our continuing product lines provide us with exciting opportunities to grow our business in 2004. We want to note however that in January we saw continuation of the conservative buying patterns by retailers that existed in the fourth quarter; so we would caution to not expect significant growth in volume until the second half," said Feely.

Sales for the year decreased by 15.6% to $105.2 million from $124.6 million in 2002 due to the reduction in "one-off" manufacturing business generated by the production of the "eKara" product discussed in previous releases, reduced sales in the United Kingdom which was impacted by a particularly weak fourth quarter retail environment and weaker than expected sales of Barbie(TM) licensed products. Sales for Q4 2003 of $34.6 million, decreased 12.1% from $39.3 million for the same reasons.

The following table shows the detailed revenue comparisons for the quarter and the year:

                                    Three months ended                 Twelve months ended
                                        December 31,                       December 31,
                             -------------------------------     -------------------------------
Product Line Revenues            2003               2002              2003              2002
(US$ in thousands)           -------------     -------------     -------------     -------------
Electronic Games                  22,269            22,767             62,374           62,684
Youth Electronics                  5,428             5,945             15,227           16,744
VGA                                5,044             6,252             14,294           15,844
Manufacturing Services             1,815             4,367             13,305           29,374
                              -------------     -------------     -------------     ------------
TOTAL                             34,556            39,331            105,200          124,646
                              =============     =============     =============     ============

Gross profit margin for the year was 38.6% compared to 37.8% for the year ended December 31, 2002 as a result of a favorable product mix shift from lower margin OEM sales offset by a charge taken in the fourth quarter of $1.25 million to reflect inventory write downs related to the Company's decision to exit the commodity side of the VGA business and concentrate on the higher margin, innovative product sector of the VGA market. Gross profit margin for Q4 2003 was 40.9% compared to 41.4% in Q4 2002 for the same reasons. Without the VGA provision gross margin would have been 39.8% for the year and 44.5% for Q4.

Operating expenses for the year decreased to $31.8 million from $34.6 million for the year ended December 31, 2002 and decreased to $10.2 million for the quarter from $12.0 million in Q4 2002. The decrease was mainly due to lower variable expenses. In addition depreciation and amortization charges dropped by $0.8 million for the year due to certain assets which became fully amortized during the year.

During the fourth quarter the Company released its deferred tax provisions in the US. This, combined with a larger than expected tax reimbursement in China, resulted in a net tax credit for the year of $2.9 million.

At December 31, 2003 the Company had $42.0 million of cash and investment securities, and net assets of $89.2 million as compared to $32.7 million and $74.6 million, respectively at December 31, 2002. Total debt fell to zero at December 31, 2003 compared to $2.7 million at December 31, 2002. Inventories decreased to $15.5 million from $20.4 million at December 31, 2002. Receivables stood at $15.4 million at December 31, 2003 as compared to $15.1 million at December 31, 2002.

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                                    -- END --

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         Three months ended               Twelve months ended
(US Dollars in thousands,                                    December 31,                      December 31
(except per share data)                             -----------------------------     ------------------------------
                                                         2003             2002             2003             2002
                                                    -------------    ------------     -------------    -------------
Revenues:
Net sales                                           $     34,556     $     39,331     $    105,200     $    124,646
Cost of goods sold (exclusive of items)
  shown separately below)                                (20,426)         (23,053)         (64,571)         (77,481)
                                                    -------------    ------------     -------------    -------------
Gross profit                                              14,130           16,278           40,629           47,165
                                                    -------------    ------------     -------------    -------------
Operating expenses:
Selling, general and administrative expenses              (8,697)         (10,294)         (25,779)         (27,695)
Research and development                                  (1,075)          (1,041)          (3,895)          (4,094)
Depreciation and amortization                               (457)            (708)          (2,033)          (2,858)
Restructuring charge                                          --               --              (87)              --
                                                    -------------    ------------     -------------    -------------
Total operating expenses                                 (10,229)         (12,043)         (31,794)         (34,647)
                                                    -------------    ------------     -------------    -------------
Operating income                                           3,901            4,235            8,835           12,518

Net interest and other income                                223              151              612              341

Foreign currency (loss) gain, net                            (58)             646              178            1,744
                                                    -------------    ------------     -------------    -------------
Income before income taxes                                 4,066            5,032            9,625           14,603

Credit (provision) for income taxes                        3,193           (1,864)           2,866           (2,669)
                                                    -------------    ------------     -------------    -------------
Net income                                                 7,259            3,168           12,491           11,934
                                                    =============    ============     =============    =============
Net income per share:

Basic                                               $       0.40     $       0.18     $       0.69     $       0.67
                                                    =============    ============     =============    =============
Diluted                                             $       0.38     $       0.17     $       0.66     $       0.65
                                                    =============    ============     =============    =============
Weighted average number of common
  and common equivalent shares:

Basic                                                 18,171,333       17,776,877       18,016,789       17,725,879
                                                    =============    ============     =============    =============
Diluted                                               19,223,682       18,381,166       19,059,974       18,335,827
                                                    =============    ============     =============    =============

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS

(US dollars in thousands, except share data)                                 December 31,            December 31,
                                                                           ----------------        ----------------
                                                                                 2003                     2002
                                                                             (unaudited)
                                      ASSETS
Current assets:
Cash and cash equivalents                                                         $  13,944                $ 32,692
Investment securities                                                                28,009                      --
Accounts receivable, net of allowances for doubtful accounts
  of $251 ($315 as at December 31, 2002)                                             15,360                  15,139
Inventories                                                                          15,503                  20,385
Prepaid expenses and other current assets                                             2,748                   1,674
Income taxes receivable                                                               1,404                     931
Deferred income taxes                                                                 1,706                      --
                                                                           ----------------         ---------------
    Total current assets                                                             78,674                  70,821
                                                                           ----------------         ---------------
Property, plant and equipment, net                                                   11,908                  14,034
                                                                           ----------------         ---------------
Goodwill                                                                              9,551                   9,551
                                                                           ----------------         ---------------
Other asset                                                                             875                     896
                                                                           ----------------         ---------------
Deferred income taxes, noncurrent                                                     1,206                      --
                                                                           ----------------         ---------------
    Total assets                                                                  $ 102,214                $ 95,302
                                                                           ================         ===============

                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short term borrowings                                                             $      --                 $   846
Accounts payable                                                                      7,390                   9,014
Current portion of long-term debt                                                        --                   1,825
Accrued payroll and employee benefits                                                 1,353                   2,753
Accrued expenses                                                                      3,976                   5,840
Income taxes payable                                                                    339                     309
Deferred income taxes                                                                    --                      79
                                                                           ----------------         ---------------
    Total current liabilities                                                        13,058                  20,666
                                                                           ----------------         ---------------
    Total liabilities                                                                13,058                  20,666
                                                                           ----------------         ---------------
Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  18,225,204 shares outstanding (17,796,131 2002)                                       182                     178
Additional paid-in capital                                                            3,517                   2,320
Retained earnings                                                                    85,437                  72,946
Accumulated other comprehensive income (loss)                                            20                    (808)
                                                                           ----------------         ---------------
    Total shareholders' equity                                                       89,156                  74,636
                                                                           ----------------         ---------------
       Total liabilities and shareholders' equity                                 $ 102,214                $ 95,302
                                                                           ================         ===============

        See accompanying notes to the consolidated financial statements.